1847 Goedeker Inc.

13850 Manchester Rd.

Ballwin, MO 63011

October 14, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Katherine Bagley

Re:	1847 Goedeker Inc.
Registration Statement on Form S-1
File No. 333-248510

Dear Ms. Bagley,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 1847 Goedeker Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 4:00 p.m. (Eastern Time) on Friday, October 16, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

1847 Goedeker Inc.

By:	/s/ Douglas T. Moore
Douglas T. Moore
Chief Executive Officer

cc:  Louis A. Bevilacqua, Esq.